N E W S R E L E A S E

March 23, 2004	TSX Venture Exchange: CPQ

DRILLING AT RODEO GOLD PROJECT UNDERWAY IN MEXICO

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report the resumption of drilling at its wholly-owned Rodeo gold property located approximately 150 kilometers north of Durango, Mexico. This Phase II program will include 1,500 meters of diamond drilling and follows the February 2004 announcement of significant, near-surface gold values in an apparently well-mineralized epithermal gold system.

The diamond drilling program has several objectives: (1) infill drilling along the 150 meter strike of the West Vein Swarm; (2) testing of the epithermal system at depth with diamond drilling that should improve recoveries; and (3) step-out holes up to 150 meters at either end of the presently defined near-surface gold mineralization.

Previously reported results from reverse circulation drilling included the following intercepts:

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Gold (in g/t)	Interval (in feet)	Gold (in oz./ton)
BR-2	629E, 607N	1	38	36	2.52	118.1	0.07
	incl.	9	19	10	5.28	32.8	0.15
BR-3	646E, 574N	3	36	33	2.98	108.3	0.09
	incl.	13	24	11	6.24	36.1	0.18
BR-5 (1)	685E, 546N	6	62	51 (1)	1.71	167.3	0.05
	incl.	16	24	8	5.99	26.2	0.17
BR-6	698E, 490N	7	34	27	5.94	88.6	0.17
	incl.	8	24	16	7.90	52.5	0.23

    (1)     Five one-meter intervals deeper in the hole not included due to low recoveries.

The West Vein Swarm has been mapped over a strike length of two kilometers. Previous work identified four other targets on the Rodeo property that require further work prior to follow-up drilling. The regional shear zone and the epithermal system can be traced for 4,000 meters on the property. With 20 – 50 meter widths of well-developed quartz veins and breccias, the Rodeo property represents significant exploration potential.

While drilling is under way at Rodeo, mapping, geophysics and soil sampling are under way at the Santa Lucia gold property. Compilation of this work will define targets in anticipation of a May/June drill program. Mapping and surface sampling are also under way at the Yerbabuena gold property, to be followed by road construction and trenching that will better define drill targets to be tested later this year. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

Canplats is a well-financed exploration company with a focus on gold in Mexico.

For further information, contact:

Corporate Information	Investor Inquiries
Canplats Resources Corporation	G2 Consultants Corporation
R.E. Gordon Davis	NA Toll-Free: (866) 742-9990
Chairman, President and C.E.O	Tel: (604) 742-9990
Direct: (604) 484-8220	Fax: (604) 742-9991
canplats@g2consultants.com
Paul LaFontaine
Manager, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.